[Letterhead of Alphabet Inc.]

April 5, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino, Esq.

Re:	Alphabet Inc.
Registration Statement on Form S-4 (File No. 333-209515)

Dear Mr. Crispino:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, so that it is declared effective at noon (Eastern Time) on April 7, 2016 or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, Alphabet Inc. (the “Registrant”) acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Matthew Crispino

Securities and Exchange Commission

p.2

Please contact Pamela L. Marcogliese of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2552 or via email at pmarcogliese@cgsh.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

By:	/s/ Christine Flores
Christine Flores
Assistant Secretary

cc:	Pamela L. Marcogliese, Esq.
Cleary Gottlieb Steen & Hamilton LLP